ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77E

Tax-Advantaged Dividend Income Fund

On August 30, 2010, a derivative complaint was filed in the Superior Court of The

Commonwealth of Massachusetts, Suffolk County, on behalf of a purported shareholder of

John Hancock Tax-Advantaged Dividend Income Fund against John Hancock Advisers, LLC, the Fund’s adviser, the adviser’s parent company, Manulife Financial Corporation and certain individuals which was like one filed for another John Hancock fund.

A Joint Motion To Dismiss With Prejudice was filed on February 28, 2011 in the Business Litigation Session of the Superior Court of The Commonwealth of Massachusetts, Suffolk County. On March 1, 2011, the Court granted the Motion to Dismiss with Prejudice.

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